Mail Stop 4561
via fax: (214) 515-7385

January 5, 2010

Richard D. Spurr
President & CEO
Zix Corporation
2711 N. Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204

        Re: Zix Corporation
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed March 4, 2009
                  File No. 001-17995

Dear Mr. Spurr:

       We have reviewed your response letter dated December 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 6. Receivables, net

1.   We note your response to prior comment 6 where you indicate that because payment has not yet been received and services have not yet been provided, you believe that neither party has fulfilled the obligations of the contract and therefore, you treat these contracts as executory. Please tell us the specific accounting literature you relied upon in determining that netting the unpaid portion of deferred revenue against accounts receivable on your balance sheet is appropriate. In this regard, tell us specifically how you considered the guidance

in paragraphs 26 and 36 of CON6 in concluding that a valid asset and liability does not exist.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed April 21, 2009)

Compensation Philosophy and Objective, page 20

2.   We note your discussion of the responsibilities of the Compensation Committee pursuant to its Charter and your proposed disclosure with respect to future filings provided in response to prior comment 7. However, it remains unclear how the board and Compensation Committee functioned in 2008. Please clarify whether the Compensation Committees submitted recommendations to the board regarding executive compensation for your named executive officers pursuant to the Charter or whether the Compensation Committee and/or the board functioned differently in fiscal year 2008. To the extent a recommendation was submitted, please clarify whether the recommendation was accepted or modified by the board.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief